CUSIP No. 300867
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)*


                           Exchange Applications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     300867
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Deven Parekh
                      Insight Venture Associates IV, L.L.C.
                                680 Fifth Avenue
                            New York, New York 10022
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 26, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /X/

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Section 240.13d-7 for other parties to whom copies of this statement are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (2-98)

CUSIP No. 300867
--------------------------------------------------------------------------------
  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Insight Venture Partners IV, L.P. (f/k/a Insight Capital Partners IV,
       L.P.)
--------------------------------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)

       (b)    X
--------------------------------------------------------------------------------
  3.   SEC Use Only

--------------------------------------------------------------------------------
  4.   Source of Funds (See Instructions)

--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.   Citizenship or Place of Organization

       Insight Venture Partners IV, L.P. is organized under the laws of the State of Delaware
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        32,088,775 shares of Common Stock
  Number of      ---------------------------------------------------------------
  Shares           8.   Shared Voting Power
  Beneficially          0 shares of Common Stock
  Owned by       ---------------------------------------------------------------
  Each Reporting   9.   Sole Dispositive Power
  Person With           32,088,775 shares of Common Stock
                 ---------------------------------------------------------------
                   10.  Shared Dispositive Power
                        0 shares of Common Stock
--------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person
           32,088,775 shares of Common Stock
--------------------------------------------------------------------------------
  12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)
--------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11)
           42.5%
--------------------------------------------------------------------------------
  14.  Type of Reporting Person (See Instructions)
           PN
--------------------------------------------------------------------------------




SEC 1746 (2-98)

CUSIP No. 300867
--------------------------------------------------------------------------------
  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Insight Venture Partners (Cayman) IV, L.P. (f/k/a Insight Capital Partners (Cayman) IV, L.P.)
--------------------------------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)

       (b)     X
--------------------------------------------------------------------------------
  3.   SEC Use Only

--------------------------------------------------------------------------------
  4.   Source of Funds (See Instructions)

--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.   Citizenship or Place of Organization

       Insight Venture Partners (Cayman) IV, L.P. is organized under the laws of the Cayman Islands
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        4,410,475 shares of Common Stock
  Number of      ---------------------------------------------------------------
  Shares           8.   Shared Voting Power
  Beneficially          0 shares of Common Stock
  Owned by       ---------------------------------------------------------------
  Each Reporting   9.   Sole Dispositive Power
  Person With           4,410,475 shares of Common Stock
                 ---------------------------------------------------------------
                   10.  Shared Dispositive Power
                        0 shares of Common Stock
--------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person
           4,410,475 shares of Common Stock
--------------------------------------------------------------------------------
  12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)
--------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11)
           5.8%
--------------------------------------------------------------------------------
  14.  Type of Reporting Person (See Instructions)
           PN
--------------------------------------------------------------------------------




SEC 1746 (2-98)

CUSIP No. 300867
--------------------------------------------------------------------------------
  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Insight Venture Partners IV (Fund B), L.P. (f/k/a Insight Capital Partners IV (Fund B), L.P.)
--------------------------------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)

       (b)    X
--------------------------------------------------------------------------------
  3.   SEC Use Only

--------------------------------------------------------------------------------
  4.   Source of Funds (See Instructions)

--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.   Citizenship or Place of Organization

       Insight Venture Partners IV (Fund B), L.P. is organized under the laws of the State of Delaware
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        340,042 shares of Common Stock
  Number of      ---------------------------------------------------------------
  Shares           8.   Shared Voting Power
  Beneficially          0 shares of Common Stock
  Owned by       ---------------------------------------------------------------
  Each Reporting   9.   Sole Dispositive Power
  Person With           340,042 shares of Common Stock
                 ---------------------------------------------------------------
                   10.  Shared Dispositive Power
                        0 shares of Common Stock
--------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person
           340,042 shares of Common Stock
--------------------------------------------------------------------------------
  12.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
           (See Instructions)
--------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (9)
           0.4%
--------------------------------------------------------------------------------
  14.  Type of Reporting Person (See Instructions)
           PN
--------------------------------------------------------------------------------




SEC 1746 (2-98)

CUSIP No. 300867
--------------------------------------------------------------------------------
  1.   Names of Reporting Persons.
       I.R.S. Identification Nos. of above persons (entities only).

       Insight Venture Partners IV (Co-Investors), L.P. (f/k/a Insight Capital Partners IV (Co-Investors), L.P.)
--------------------------------------------------------------------------------
  2.   Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)

       (b)    X
--------------------------------------------------------------------------------
  3.   SEC Use Only

--------------------------------------------------------------------------------
  4.   Source of Funds (See Instructions)

--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
  6.   Citizenship or Place of Organization

       Insight Venture Partners IV (Co-Investors), L.P. is organized under the laws of the state of Delaware
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        5,015,923 shares of Common Stock
  Number of      ---------------------------------------------------------------
  Shares           8.   Shared Voting Power
  Beneficially          0 shares of Common Stock
  Owned by       ---------------------------------------------------------------
  Each Reporting   9.   Sole Dispositive Power
  Person With           5,015,923 shares of Common Stock
                 ---------------------------------------------------------------
                   10.  Shared Dispositive Power
                        0 shares of Common Stock
--------------------------------------------------------------------------------
  11.  Aggregate Amount Beneficially Owned by Each Reporting Person
           5,015,923 shares of Common Stock
--------------------------------------------------------------------------------
  12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)
--------------------------------------------------------------------------------
  13.  Percent of Class Represented by Amount in Row (11)
           6.7%
--------------------------------------------------------------------------------
  14.  Type of Reporting Person (See Instructions)
           PN
--------------------------------------------------------------------------------




SEC 1746 (2-98)

CUSIP No. 300867


ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock"), of Exchange Applications, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 89 South Street, Boston, MA 02111.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c)

         This Statement is being filed by Insight Venture Partners IV, L.P., a Delaware limited partnership ("Insight Partners"), Insight Venture Partners IV (Co-Investors), L.P., a Delaware limited partnership ("Insight Co-Investors"), Insight Venture Partners (Cayman) IV, L.P., a Cayman Islands limited partnership ("Insight Cayman"), and Insight Venture Partners IV (Fund B), L.P., a Delaware limited partnership ("Insight Fund B", together with Insight Partners, Insight Co-Investors and Insight Cayman, "Insight IV" or the "Reporting Persons"). Each of the Insight IV funds is engaged in the venture capital business. The executive offices of each of the Insight IV funds is 680 5th Avenue, New York, New York 10022.

         The general partner of each of Insight Partners, Insight Co-Investors, Insight Cayman and Insight Fund B is Insight Venture Associates IV, L.L.C., a Delaware limited liability company ("Insight Venture"), the executive office of which is located at the same address as Insight IV. The principal business of Insight Venture is serving as the general partner to each of the Insight IV funds. Insight Venture is managed by Managing Directors who are William Doyle, Scott Maxwell, Jeffrey Horing, Peter Sobiloff, Jerry Murdock, Deven Parekh and Roel Pieper (the "Managing Directors"). The principal occupation of each of Messrs. Doyle, Maxwell, Horing, Sobiloff, Murdock, Parekh and Pieper is serving as a Managing Director of Insight Venture. The executive office of each of Messrs. Doyle, Maxwell, Horing, Sobiloff, Murdock, Parekh and Pieper is located at 680 5th Avenue, New York, New York, 10022. Jeffrey Horing is the sole member of Insight Venture.

         Insight Cayman has two general partners, Insight Venture and Insight Venture Associates (Cayman) IV, a Cayman Islands Company ("Insight Venture Cayman"). Insight Venture Cayman's principal business is to serve as the administrative general partner of Insight Cayman as required under the laws of the Cayman Islands. Insight Venture Cayman has no control over the investment policy of Insight Cayman. The principal executive office of Insight Venture Cayman is located at the same address as Insight IV.

         (d) During the last five years, none of the parties listed in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the parties listed in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

CUSIP No. 300867


         (f) Each of the Managing Directors is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         PURCHASE OF CAPITAL STOCK

         On January 10, 2001, the Issuer issued to Insight IV 5,325,645 shares of its Series A Preferred Stock, par value $.001 per share (the "Preferred Stock"), for an aggregate purchase price of $6,725,224.51, which aggregate purchase price represents a per share purchase price of $1.2628. In consideration of the issuance of the Preferred Stock, Insight IV surrendered a $1.5 million 9% Bridge Promissory Note issued by the Issuer to Insight IV on December 15, 2000 (and such Note was therefore cancelled) and paid an additional $5,225,224.51 in cash to the Issuer. The transaction is described in more depth in the Securities Purchase Agreement, dated January 10, 2001, among the Issuer and Insight IV (the "Preferred Stock Purchase Agreement"), a copy of which is filed as Exhibit 1 hereto and is incorporated by reference into this Item 3.

         Dividends on the Preferred Stock accrue daily and compound quarterly on the original purchase price of the Preferred Stock at an annual rate equal to 10%. Such dividends are added to the original purchase price of the Preferred Stock. From and after December 31, 2003, dividends on the Preferred Stock shall at the Issuer's option, (x) continue to accrue, compound and be added to the original purchase price or (y) be payable in cash. Insight IV may at any time convert all or part of the Preferred Stock, and any accrued and unpaid dividends thereon, into the number of shares of Common Stock equal to the quotient obtained by dividing (i) the stated amount of the Preferred Stock, plus any accrued and unpaid dividends thereon, by (ii) a conversion price of $1.2628 per share, as such price shall be adjusted from time to time. In addition, Insight IV may require the Issuer to redeem any unconverted shares of Preferred Stock at any time following the earlier of (a) an Event of Non-Compliance (as defined in the Certificate of Designation (as defined below)), (b) a Liquidity Event (as defined in the Certificate of Designation (as defined below)) or (c) January 10, 2004, at a 3% premium to the original purchase price per share plus accrued and unpaid dividends.

         The issuance of each of the April Warrant (as defined below), June Warrant (as defined below) and the Convertible Debentures (as defined below) triggered the Preferred Stock's anti-dilution protection provisions, which provisions are contained in the Issuer's Certificate of Designation relating to the Preferred Stock (the "Certificate of Designation"), a copy of which is filed as Exhibit 2 hereto and is incorporated by reference into this Item 3. As a result, the conversion price of the Preferred Stock has been adjusted and is equal to $.74588.

         On February 20, 2001, the Issuer issued to Insight IV a $3.0 million principal amount 9% Bridge Promissory Note (the "February Note") and a warrant to purchase up to 108,877 shares of the Issuer's Common Stock (the "February Warrant") for an aggregate purchase price of $3.0 million. Copies of the February Note and the February Warrant are filed as Exhibits 3 and 4 hereto, respectively, and are incorporated by reference into this Item 3. On March 28, 2001, the Issuer issued to Insight IV a $1.5 million principal amount 10% Bridge Promissory Note (the "March Note") and a warrant to purchase up to 294,118 shares of the Issuer's Common Stock (the "March Warrant") for an aggregate purchase price of $1.5 million.

CUSIP No. 300867


Copies of the March Note and the March Warrant are filed as Exhibits 5 and 6 hereto, respectively, and are incorporated by reference into this Item 3.

         On April 16, 2001, Insight IV provided to the Issuer a letter of undertaking which provides, among other things, that if the Issuer requires Additional Financing (as defined in the April Letter) to support its ongoing business operations, Insight IV will, under certain circumstances and subject to certain conditions, provide up to $13.5 million of additional financing to the Issuer (the "April Letter"). A copy of the April Letter is filed as Exhibit 7 hereto and is incorporated by reference into this Item 3. The Additional Financing (as defined in the April Letter) will be available at any time from April 16, 2001 through the earlier of December 31, 2001 or the consummation of a Sale of the Corporation (as defined in the Preferred Stock Purchase Agreement).

         In consideration of the April Letter, on April 16, 2001, the Issuer issued to Insight IV a warrant (the "April Warrant") to purchase the number of shares of Common Stock equal to the sum of (a) 818,182 and (b) the product of
(i) 700,909 and (ii) a fraction (not to exceed 1), the numerator of which is the number of days elapsed since April 16, 2001 and the denominator of which is 262. A copy of the April Warrant is filed as Exhibit 8 hereto and is incorporated by reference into this Item 3. The April Warrant is exercisable at any time after April 16, 2001 and on or prior to April 16, 2011. The exercise price for the April Warrant is the lowest market price for a share of Common Stock of the Issuer for the period from April 16, 2001 until the earlier of (a) the date of first exercise of the April Warrant and (b) the earliest of (i) December 31, 2001, (ii) the date that Insight IV's obligations, if any, with respect to the Additional Financing (as defined in the April Letter) terminate due to notification from the Issuer to that effect and (iii) the date of the consummation of a Sale of the Corporation (as defined in the Preferred Stock Purchase Agreement).

         On June 1, 2001, the Issuer issued to Insight IV a $7.0 million principal amount 12% Bridge Promissory Note (the "June Note") and a warrant to purchase up to 1,363,672 shares of Common Stock (the "June Warrant", and together with the April Warrant, the "Warrants") for an aggregate purchase price of $7.0 million. Copies of the June Note and the June Warrant are filed as Exhibits 9 and 10 hereto, respectively, and are incorporated by reference into this Item 3. In consideration for the June Note and the June Warrant, Insight IV surrendered the February Note, and all accrued and unpaid interest thereon, and February Warrant and the March Note, and all accrued and unpaid interest thereon, and March Warrant and provided an additional $2.5 million in cash to the Issuer. The February Note and February Warrant and the March Note and March Warrant, together with other consideration, have been combined to create the June Note and the June Warrant and have, therefore, been cancelled.

         The June Warrant is exercisable at any time after June 1, 2001 and on or prior to June 1, 2011. The exercise price for the June Warrant is the lowest market price of Common Stock for the period commencing on February 20, 2001 and ending on the earlier of (i) each date of exercise of the June Warrant, (ii) the date of repayment of the June Note and (iii) the date of conversion of all of the obligations outstanding under the June Note. The transaction is described in more depth in the Securities Purchase Agreement, dated June 1, 2001, among Insight IV and the Issuer (the "June 1 Purchase Agreement"), a copy of which is filed as Exhibit 11 hereto and is incorporated by reference into this Item 3.

CUSIP No. 300867


         On July 26, 2001, the Issuer and its wholly-owned subsidiary Exstatic Software, Inc., a Washington corporation ("Exstatic"), jointly issued to Insight IV (i) a $7,241,307.37 million principal amount 12% Senior Subordinated Convertible Debenture (the "Note Debenture") and (ii) a $5.0 million principal amount 12% Senior Subordinated Convertible Debenture (the "Wire Debenture", together with the Note Debenture, the "Convertible Debentures"). Copies of the Note Debenture and the Wire Debenture are filed as Exhibits 12 and 13 hereto, respectively, and are incorporated by reference into this Item 3. In consideration for the Note Debenture, Insight IV surrendered the June Note, and all accrued and unpaid interest thereon, and, as a result thereof, the June Note has been cancelled. In consideration for the Wire Debenture, Insight IV paid $5.0 million in cash to the Issuer on July 26, 2001. The transaction is described in more depth in the Securities Purchase Agreement, dated July 26, 2001, among Insight IV, Exstatic and the Issuer (the "July 26 Purchase Agreement"), a copy of which is filed as Exhibit 14 hereto and is incorporated by reference into this Item 3. Each of the Issuer and Exstatic granted a security interest in all of the assets and properties of the Issuer and Exstatic, respectively, as security for the payment or performance in full of the obligations of each of the Issuer and Exstatic under the Convertible Debentures. The security interest is described in more depth in the Security Agreement, dated July 26, 2001, among Insight IV, Exstatic and the Issuer, a copy of which is filed as Exhibit 15 hereto and is incorporated by reference into this Item 3.

         Interest accrues daily and compounds quarterly on both the Note Debenture and the Wire Debenture at an annual rate equal to 12% and is payable, at the Issuer's and Exstatic's option, in either cash or additional Convertible Debentures. Insight IV may convert at any time each Convertible Debenture, and any accrued and unpaid interest thereon, into the number of shares of Common Stock equal to the quotient obtained by dividing (x) the sum of (1) the product of (A) the principal amount of such Convertible Debenture and (B) 103% plus (2) any accrued and unpaid interest thereon, by (y) .43447, as such price may be amended from time to time (the "Conversion Price").

         In connection with Insight IV's purchases of the Issuer's equity securities, the Insight IV funds became parties to a Fourth Amended and Restated Registration Rights Agreement, dated as of July 26, 2001, among Insight IV and the Issuer (the "Fourth Amended and Restated Registration Rights Agreement"). A copy of the Fourth Amended and Restated Registration Rights Agreement is filed as Exhibit 16 hereto and is incorporated by reference to this Item 3. Together with the Preferred Stock Purchase Agreement, the July 26 Purchase Agreement, the Certificate of Designation, the Fourth Amended and Restated Registration Rights Agreement granted to Insight IV certain rights, including without limitation, the right to designate up to two members of the Issuer's Board of Directors, the right to subscribe for a proportional share of certain future equity issuances by the Issuer, the right to obtain prior consent to a range of corporate governance matters, including without limitation, acquisitions, dispositions, incurrence of indebtedness and the hiring of key personnel and the right to cause the Issuer to register Insight IV's equity securities upon the request of Insight IV at any time after October 24, 2001, as well as the right to include their shares of equity securities in any registration of equity securities in any public offering and the Issuer has agreed to pay all costs associated with any such registration. Insight IV has designated Deven Parekh, a Managing Director of Insight Ventures, as its designee on the Issuer's Board of Directors. Mr. Parekh is presently a member of the Issuer's Board of Directors.

CUSIP No. 300867


         SOURCE OF FUNDS

         The funds provided by Insight IV for the acquisition of the Issuer's equity securities were obtained from Insight IV's contributed capital, which includes funds that are held available for such purpose. Each of the Insight IV funds disclaims that it is a member of a group with any other persons either for purposes of this Schedule 13D or for any other purpose related to its beneficial ownership of the Issuer's equity securities.

ITEM 4.  PURPOSE OF THE TRANSACTION

         The acquisition of the Issuer's equity securities has been made by the Reporting Persons for investment purposes. Except as identified above, although none of the Reporting Persons has a present intention to do so, each of the Reporting Persons may make additional purchases of the Issuer's Common Stock or other equity securities either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock and other equity securities, other available investment opportunities, money and stock market conditions and other future developments.

         Depending on these factors, each of the Reporting Persons may decide to sell all or part of its holdings of the Issuer's Common Stock or other equity securities in one or more public or private transactions.

         Except as set forth in this Schedule 13D, none of the Reporting Persons has a present plan or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration under section 12(g) of the Exchange Act.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         (a) The following table describes the number of shares of Common Stock issuable upon exercise or conversion of derivative securities and the percent of outstanding Common Stock owned by the Reporting Persons. All percentages are based on 33,686,356 shares of Common Stock issued and outstanding on July 26, 2001, as represented by the Issuer in the July 26 Purchase Agreement.

CUSIP No. 300867


                          Preferred     Warrants (April      Convertible                      Percent
       Name                 Stock          and June)         Debentures         Total        Ownership
--------------------      ---------     ---------------      -----------      ----------     ---------

Insight Partners          7,410,810        2,002,953         22,675,012       32,088,775       42.5%
Insight Cayman            1,018,586          275,298          3,116,591        4,410,475        5.8%
Insight Fund B               63,801           17,244            258,997          340,042        0.4%
Insight Co-Investors      1,173,144          317,070          3,525,709        5,015,923        6.7%
Total (Insight IV)        9,666,341        2,612,565         29,576,309       41,855,215       55.4%

         (b) Insight Partners. Insight Partners has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of, 32,088,775 shares of Common Stock.

         Insight Cayman. Insight Cayman has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of, 4,410,475 shares of Common Stock.

         Insight Fund B. Insight Fund B has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of, 340,042 shares of Common Stock.

         Insight Co-Investors. Insight Co-Investors has the sole power to vote, or direct the vote of, and to dispose, or direct the disposition of, 5,015,923 shares of Common Stock.

         Insight Venture. Insight Venture may be deemed to have the power to vote, and direct the vote of, or to dispose, or direct the disposition of, the 41,855,215 shares of Common Stock owned by Insight IV, as the general partner of Insight IV. Insight Venture disclaims beneficial ownership of any shares of Common Stock owned by Insight IV, except to the extent of its pecuniary interest therein, if any.

         The Managing Directors. The Managing Directors may be deemed to have the power to vote, and direct the vote of, or to dispose, or direct the disposition of, the 41,855,215 shares of Common Stock owned by Insight IV, as managing directors of Insight Venture. Each of the Managing Directors disclaims beneficial ownership of any shares of Common Stock owned by Insight IV, except to the extent of his pecuniary interest therein, if any.

         Executive Officers and Directors. Except as otherwise described herein, to the knowledge of the Reporting Persons, no executive officer or director of the Reporting Persons, other than the Managing Directors, has the power to vote, or direct the vote of, or dispose, or direct the disposition of, any shares of Common Stock.

         (c) Except as otherwise described herein or in any Exhibit filed herewith, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in shares of the Common Stock (or in Common Stock equivalents) during the past 60 days.

         (d) Except as otherwise described herein, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the

CUSIP No. 300867


proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by the Reporting Persons.

         (e) It is inapplicable for the purposes herein to state the date on which a party ceased to be the owner of more than five percent (5%) of the shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Reference is hereby made to the information disclosed under Items 3 and 4 of this Schedule 13D and is incorporated by reference in response to this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1   -  Securities Purchase Agreement among Insight IV and the
                        Issuer dated as of January 10, 2001 (incorporated by reference to the Issuer's Form 8-K filed with the SEC on January 24, 2001).

         Exhibit 2   -  Certificate of Designation dated as of January 10, 2001
                        (incorporated by reference to the Issuer's Form 8-K filed with the SEC on January 24, 2001).

         Exhibit 3   -  9% Bridge Promissory Note in the aggregate principal
                        amount of $3,000,000, issued by the Issuer to Insight IV on February 20, 2001 (incorporated by reference to the Issuer's Form 8-K filed with the SEC on April 12, 2001).

         Exhibit 4   -  Warrant to purchase Common Stock of the Issuer, issued
                        by the Issuer to Insight IV on February 20, 2001 (incorporated by reference to the Issuer's Form 8-K filed with the SEC on April 12, 2001).

         Exhibit 5   -  10% Bridge Promissory Note in the aggregate principal
                        amount of $1,500,000, issued by the Issuer to Insight IV on March 28, 2001 (incorporated by reference to the Issuer's Form 8-K filed with the SEC on April 12, 2001).

         Exhibit 6   -  Warrant to purchase Common Stock of the Issuer, issued
                        by the Issuer to Insight IV on March 28, 2001 (incorporated by reference to the Issuer's Form 8-K filed with the SEC on April 12, 2001).

         Exhibit 7   -  Undertaking Letter among Insight IV and the Issuer dated as of April 16, 2001 (incorporated by reference to the Issuer's Form 10-K filed with the SEC on April 18,
                        2001).

         Exhibit 8   -  Warrant to purchase Common Stock of the Issuer, issued
                        by the Issuer to Insight IV on April 16, 2001 (incorporated by reference to the Issuer's Form 10-K filed with the SEC on April 18, 2001).

CUSIP No. 300867


         Exhibit 9   -  12% Bridge Promissory Note in the aggregate principal
                        amount of $7,000,000, issued by the Issuer to Insight IV on June 1, 2001 (incorporated by reference to the Issuer's Form 8-K filed with the SEC on June 11, 2001).

         Exhibit 10  -  Warrant to purchase Common Stock of the Issuer, issued by the Issuer to Insight IV on June 1, 2001
                        (incorporated by reference to the Issuer's Form 8-K filed with the SEC on June 11, 2001).

         Exhibit 11  -  Securities Purchase Agreement among Insight IV and the
                        Issuer, dated as of June 1, 2001 (incorporated by reference to the Issuer's Form 8-K filed with the SEC on June 11, 2001).

         Exhibit 12  -  12% Senior Subordinated Convertible Debenture in the
                        aggregate principal amount of $7,241,307.37, issued by the Issuer to Insight IV on July 26, 2001.

         Exhibit 13  -  12% Senior Subordinated Convertible Debenture in the
                        aggregate principal amount of $5,000,000, issued by the Issuer to Insight IV on July 26, 2001.

         Exhibit 14  -  Securities Purchase Agreement among Insight IV, Exstatic and the Issuer, dated as of July 26, 2001.

         Exhibit 15  -  Security Agreement among Insight IV, Exstatic and the
                        Issuer, dated as of July 26, 2001.

         Exhibit 16  -  Fourth Amended and Restated Registration Rights
                        Agreement among Insight IV and the Issuer dated as of July 26, 2001.

         Exhibit 17  -  Joint Filing Agreement dated July 26, 2001.

CUSIP No. 300867


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                INVESTORS:

Date:  August 6, 2001           INSIGHT VENTURE PARTNERS IV, L.P.

                                By: Insight Venture Associates IV, L.L.C., its general partner


                                By: /s/ Deven Parekh
                                   --------------------------------------------
                                    Name:  Deven Parekh
                                    Title:  Managing Director

Date:  August 6, 2001           INSIGHT VENTURE PARTNERS (CAYMAN) IV, L.P.

                                By: Insight Venture Associates IV, L.L.C., its general partner


                                By: /s/ Deven Parekh
                                   --------------------------------------------
                                    Name:  Deven Parekh
                                    Title:  Managing Director

Date:  August 6, 2001           INSIGHT VENTURE PARTNERS IV (FUND B), L.P.

                                By: Insight Venture Associates IV, L.L.C., its general partner


                                By: /s/ Deven Parekh
                                   --------------------------------------------
                                    Name:  Deven Parekh
                                    Title:  Managing Director

CUSIP No. 300867


Date:  August 6, 2001           INSIGHT VENTURE PARTNERS IV (CO-INVESTORS), L.P.


                                By: Insight Venture Associates IV, L.L.C., its general partner


                                By: /s/ Deven Parekh
                                   --------------------------------------------
                                    Name:  Deven Parekh
                                    Title:  Managing Director